ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 30, 2012

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Sally Samuel

Re:	Premier Multi-Series VIT (formerly known as Allianz Global Investors VIT)
File Nos. 333-182079 and 811-22712

Dear Ms. Samuel:

Reference is made to Pre-Effective Amendment No. 1 (“Pre-Effective Amendment No. 1”) to the initial Registration Statement on Form N-1A (the “Registration Statement”) of Premier Multi-Series VIT (formerly known as Allianz Global Investors VIT) (the “Trust”) and its initial series, the NFJ Dividend Value Portfolio (the “Portfolio”), which was filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2012, as well as our letter to your attention on behalf of the Trust, dated August 28, 2012, setting forth the Trust’s responses to comments from the staff (the “Staff”) of the SEC to Pre-Effective Amendment No. 1, provided to us during telephone conversations on August 22, 2012 and August 23, 2012. Reference is also made to your letter, dated July 27, 2012 (the “Comment Letter”), setting forth comments from the Staff regarding the Registration Statement, which was filed with the SEC on June 12, 2012, as well as our letter to your attention on behalf of the Trust, dated August 14, 2012 (together with our letter dated August 28, 2012, the “Prior Response Letters”), setting forth the Trust’s responses to the Comment Letter. This letter responds to your oral comments during our telephone conversation on August 29, 2012, which were in response to the Trust’s Pre-Effective Amendment No. 2 to its Registration Statement (“Pre-Effective Amendment No. 2”), which was filed with the SEC on August 27, 2012. Capitalized terms not defined herein shall have the same meaning ascribed to them in the prospectus or the statement of additional information, as applicable, in the Registration Statement.

The following sets forth the Trust’s responses to the Staff’s comments. For convenience of reference, the Staff’s comments have been summarized before each response.

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Prospectus

How to Buy and Sell Shares – Abusive Trading Practices

1.	Comment: Please provide an undertaking that the Trust will revise, in its definitive prospectus to be filed pursuant to Rule 497 under the 1933 Act, the disclosure regarding the agreement with insurers required by Rule 22c-2 of the 1940 Act to include disclosure that, in the event market timing activity is detected, trading may be restricted.

Response: The Trust undertakes to revise the disclosure in its definitive prospectus, to be filed pursuant to Rule 497 under the 1933 Act, as follows (additions denoted by underlining):

In compliance with Rule 22c-2 under the 1940 Act, in the event that shares of the Portfolio are offered for purchase by Separate Accounts, the Distributor will enter into agreements with the insurance company issuers of Variable Contracts pursuant to which such insurance companies must, upon request, provide the Portfolio with certain shareholder identity and trading information so that the Portfolio can detect, prevent and report market timing or excessive short term trading. If the Portfolio detects market timing activities either at the omnibus or individual account level, the Portfolio may require the insurance companies to take actions to curtail the activity, which may include restricting a shareholder’s trading activity in the Portfolio.

Part C

Exhibits

2.	Comment: The Staff notes that certain agreements have been filed as “forms of” in Pre-Effective Amendment No. 2. Please provide an undertaking that the Trust will file the executed agreements in a post-effective amendment to the Registration Statement.

Response: The Trust undertakes to file the executed Shareholder Services Agreement and the executed Transfer Agency and Service Agreement as soon as reasonably practicable after the execution of such agreements, but in no event later than the post-effective amendment to the Registration Statement to be filed in connection with the Trust’s initial annual update to its Registration Statement pursuant to Rule 8b-16 under the 1940 Act.

* * * * *

Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed

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from taking any action with respect to these filings; (ii) the Commission’s staff’s review of these filings, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

We believe that this submission, together with the responses and undertakings in the Prior Response Letters, fully responds to your comments. Please feel free to call me (at 617- 951-7747) or George B. Raine (at 617-951-7556) if you have any questions regarding the foregoing.

Very truly yours,

/s/ Timothy F. Cormier

Timothy F. Cormier

cc: Brian Shlissel

      Thomas J. Fuccillo, Esq.

      Wayne Miao, Esq.

      David C. Sullivan, Esq.

      George B. Raine, Esq.